EXHIBIT 12.1
PACIFIC ENTERPRISES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	1999	2000	2001	2002	2003	Six months ended June 30, 2004
Fixed Charges:						
Interest	$ 82	$ 72	$ 88	$ 63	$ 54	$ 24
Interest portion of annual rentals	3	4	3	2	2	1
Preferred dividends of subsidiaries (1)	2	2	2	2	2	2
Total fixed charges for purpose of ratio	$ 87	$ 78	$ 93	$ 67	$ 58	$ 27
Earnings:						
Pretax income from continuing operations	$ 350	$ 396	$ 377	$ 383	$ 361	$ 189
Total fixed charges (from above)	87	78	93	67	58	27
Total earnings for purpose of ratio	$ 437	$ 474	$ 470	$ 450	$ 419	$ 216
Ratio of earnings to fixed charges	5.02	6.08	5.05	6.72	7.22	8.00

(1) In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.